UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.
File No. 0-27512 - CF#28816

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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2012.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21H	through December 31, 2012
Exhibit 10.23O	through December 31, 2017
Exhibit 10.23P	through December 31, 2017
Exhibit 10.23Q	through December 31, 2017
Exhibit 10.24H	through March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel